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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
CLEAN HARBORS, INC.
Offer to Exchange 11 1/4% Senior Secured Notes due 2012
Registered under the Securities Act of 1933 for
All Outstanding Unregistered 11 1/4% Senior Secured Notes due 2012
Pursuant to the Prospectus dated                        , 2005

	For the Six Months Ended June 30,			For the Year Ended December 31,
						(Restated) 2003	(Restated) 2002	(Restated) 2001		(Restated) 2000
	2005		2004	2004
	(Dollars in thousands)
Income (loss) from operations before income taxes	$13,225		$(5,784)	$8,643		$(12,212)	$(24,660)	$7,689		$5,601
Add (Subtract):
Capitalized interest	—		(1,289)	(1,922)		—	—	—		—
Amortization of capitalized interest	—		—	24		—	—	—		—
Fixed charges (see calculation below)	13,330		15,026	31,985		29,496	16,326	12,494		11,258

Income (loss) from operations before income taxes as adjusted	$26,555		$7,953	$38,730		$17,284	$(8,334)	$20,183		$16,859

Fixed charges:
Interest expense, net	$11,907		$10,801	$22,297		$23,724	$13,414	$10,724		$9,795
Interest income	480		498	692		1,003	478	21		10
Capitalized interest	—		1,289	1,922		—	—	—		—
Amortization of capitalized interest	—		—	(24)		—	—	—		—
Portion of rents representative of an interest factor	791		686	1,414		1,706	1,143	1,096		1,005
Preferred stock dividend	152		1,752	5,684		3,063	1,291	653		448

Fixed Charges	$13,330		$15,026	$31,985		$29,496	$16,326	$12,494		$11,258

Ratio of earnings to fixed charges(1).	2.0	x	—	1.2	x	—	—	1.6	x	1.5	x

(1)
During the years ended December 31, 2003 and 2002 and the six months ended June 30, 2004, earnings were not sufficient to cover fixed charges and the deficiency for such periods was $12.212 million, $24.660 million, and $5.784 million, respectively.

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  EXHIBIT 12.1